Exhibit 16.1

August 1, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by CNL Healthcare Properties II, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of CNL Healthcare Properties II, Inc. dated July 26, 2016. We agree with the statements concerning our Firm in such Form 8-K.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Orlando, Florida

Item 4.01 Changes in Registrant’s Certifying Accountant.

The audit committee of the board of directors (the “Audit Committee”) of CNL Healthcare Properties II, Inc. (the “Company”), in accordance with sound corporate governance practices, issued a request for proposals (the “Audit RFP”) to provide the Company with the opportunity to review other auditing firms as prospective independent registered public accounting firms and to consider the benefits and detriments of changing independent registered public accounting firms. The Audit RFP was issued to several large public accounting firms in June 2016. PricewaterhouseCoopers LLP (“PwC”) previously served as the principal independent registered public accounting firm for the Company.

On July 26, 2016, the Audit Committee approved the dismissal of, and the Company dismissed PwC as the Company’s independent registered public accounting firm effective upon completion of the review of the interim financial information to be included in the Company’s Form 10-Q for the quarter ended June 30, 2016 and the filing of the Company’s Form 10-Q for the quarter ended June 30, 2016 (the “Effective Date”). On the same date, the audit committee appointed Ernst & Young LLP (“EY”) as the Company’s new independent registered public accounting firm effective as of the Effective Date.

The Company was organized on July 10, 2015. PwC was initially engaged as the Company’s independent registered public accounting firm on July 27, 2015. The reports of PwC regarding the consolidated balance sheets of the Company as of July 17, 2015 and December 31, 2015 contained no adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the period from July 27, 2015 through December 31, 2015 and the subsequent interim period from January 1, 2016 through July 26, 2016, the Company did not (i) have any disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in connection with its report on the Company’s consolidated balance sheets, or (ii) experience any reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).